EXHIBIT 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Six Months Ended June 30, 2016	Year Ended December 31,
		2015	2014	2013	2012	2011

Consolidated Earnings:
Income before income taxes	$36,413	$82,511	$77,233	$73,490	$59,243	$61,249
Add: Fixed charges, excluding interest on deposits	721	1,281	1,278	1,290	1,262	1,269
Earnings available for fixed charges, excluding interest on deposits	37,134	83,792	78,511	74,780	60,505	62,518
Add: Interest on deposits	5,909	10,886	11,012	12,538	13,477	19,794
Earnings available for fixed charges, including interest on deposits	$43,043	$94,678	$89,523	$87,318	$73,982	$82,312
Fixed Charges:
Interest expense, excluding interest on deposits	$524	$944	$948	$943	$973	$964
Interest portion of rental expenses	197	337	330	347	289	305
Total fixed charges, excluding interest on deposits	721	1,281	1,278	1,290	1,262	1,269
Add: Interest on deposits	5,909	10,886	11,012	12,538	13,477	19,794
Total fixed charges, including interest on deposits	$6,630	$12,167	$12,290	$13,828	$14,739	$21,063
Ratio of Earnings to Fixed Charges:[1]
Excluding interest on deposits	51.5x	65.4x	61.4x	58.0x	47.9x	49.3x
Including interest on deposits	6.5x	7.8x	7.3x	6.3x	5.0x	3.9x

1 The Company had no preferred stock outstanding during any period presented, and accordingly, the ratio of earnings to combined fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges.